Via Facsimile: 703-813-6967

2 Pages

October 7, 2011

Mr. Justin Dobbie
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Lux Digital Pictures, Inc
      Form 10-K for the fiscal year ended August 31, 2010
      Filed December 1, 2010
      File No. 333-153502

Dear Mr. Dobbie:

This letter is in response to your Comment Letter to us dated October 3, 2011 in connection with our above referenced 10-K filing for the fiscal year ended August 31, 2011 and your above referenced File Number.

Please find our responses to your questions and comments in the corresponding paragraphs below:

Liquidity and Capital Resources, page 17

1. In future filings the Company shall endeavor to disclose the material terms of its outstanding convertible note. The revised disclosure shall read: “The Company entered into agreement with an unrelated third party investor on May 19, 2010 for a $70,000 Convertible Note (“Note”). The Note bears interest at the rate of 8% per annum which increases to 13% if the Note is not retired by its 9 month anniversary. The Note is convertible into shares of the Company’s common stock, at the Holder’s option after 180 days, at a 39% discount to market price calculated on a 10 day, low bid average.” As of August 31, 2011 the Note Holder had converted $41,500 of the Note principal into 9,729,478 of the Company’s common shares.

Executive Compensation, page 34

2. In future filings the Company will update and revise the summary compensation table in accordance with Item 402(n) of Regulation S-K. The revised Summary table as of August 31, 2010 should be revised as follows:

Mr. Dobbie
October 6, 2011
Page 2.

Name and Principal	Position	Year	Salary ($)	Bonus ($)	Stock Awards		All other Comp	Total
Ingo Jucht	CEO	2008	0	0	0		0	0
		2009	0	0	0		0	0
		2010	0	0	0		0	0
T. Joseph Coleman	Consultant	2008	0	0	0		0	0
		2009	0	0	$10,000	(1)	0	$10000
		2010	0	0	0		0	0

(1) Value of 500,000 common shares issued.

Item 13. Certain Relationships and Related Transactions, page 36

3. The revised disclosure for the Company’s loans from its Chief Executive Offer shall read: “In June 2008 the Company received a loan of $15,050 from its Chief Executive Officer and Principal Shareholder. The loan is payable on demand and bears interest at the rate of 18% per annum. As of August 31, 2011 the loan was unpaid. In March 2010 the Company received a 2nd loan from its Chief Executive Officer and Principal Shareholder in the amount of $13,500. The loan is payable by December 31, 2011 and is interest free provided it is repaid by the due date or it will then start to accrue interest at  the rate of 10% per annum.”

Exhibits, page 38

4. In future filings the Company will endeavor to include an exhibit index and a complete listing of all exhibits required to be filed by Item 601(b) of Regulation S-K.

Very truly yours,

Ingo Jucht, Chief Executive Officer
Cc: J. Nolan McWilliams